UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 7, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS)

Three month periods ended

(In thousands of US dollars, except per share amounts and share numbers)

(Unaudited)

	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011

	$	$	$	$
Revenue	198,476	197,751	198,912	183,016
Cost of sales	162,315	161,124	166,000	155,402

Gross profit	36,161	36,627	32,912	27,614
Selling, general and administrative expenses	19,260	20,653	18,373	18,416
Research expenses	1,530	1,650	1,519	1,622

	20,790	22,303	19,892	20,038

Operating profit before manufacturing facility closures, restructuring, and other related charges	15,371	14,324	13,020	7,576
Manufacturing facility closures, restructuring, and other related charges	387	14,152	546	378

Operating profit (loss)	14,984	172	12,474	7,198

Finance Costs
Interest	3,347	3,384	3,355	3,659
Other (income) expense	(192)	667	473	447

Earnings (loss) before income tax expense (benefit)	11,829	(3,879)	8,646	3,092

Income tax expense (benefit)
Current	(888)	353	493	122
Deferred	699	(807)	(20)	634

	(189)	(454)	473	756

Net earnings (loss)	12,018	(3,425)	8,173	2,336

Earnings (loss) per share
Basic	0.20	(0.06)	0.14	0.04
Diluted	0.20	(0.06)	0.14	0.04

Weighted average number of common shares outstanding
Basic	59,028,088	58,981,435	58,961,050	58,961,050
Diluted	61,054,123	58,981,435	60,156,176	59,526,474

2

INTERTAPE POLYMER GROUP INC.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS)

Three month periods ended

(In thousands of US dollars, except per share amounts and share numbers)

(Unaudited)

	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010

	$	$	$	$
Revenue	201,360	209,741	192,620	180,061
Cost of sales	171,035	177,012	168,813	158,853

Gross profit	30,325	32,729	23,807	21,208
Selling, general and administrative expenses	18,589	21,558	18,406	18,837
Research expenses	1,737	1,468	1,373	1,346

	20,326	23,026	19,779	20,183

Operating profit before manufacturing facility closures, restructuring, and other related charges	9,999	9,703	4,028	1,025
Manufacturing facility closures, restructuring, and other related charges	967	1,543	3	3,534

Operating profit (loss)	9,032	8,160	4,025	(2,509)

Finance Costs
Interest	3,901	4,010	3,791	3,959
Other (income) expense	1,610	121	2	(95)

Earnings (loss) before income tax expense (benefit)	3,521	4,029	232	(6,373)

Income tax expense (benefit)
Current	176	308	82	(543)
Deferred	496	(89)	191	32,706

	672	219	273	32,163

Net earnings (loss)	2,849	3,810	(41)	(38,536)

Earnings (loss) per share
Basic	0.05	0.06	(0.00)	(0.65)
Diluted	0.05	0.06	(0.00)	(0.65)
Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,961,050	58,961,050
Diluted	59,267,987	58,989,394	58,961,050	58,961,050

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This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, business strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages risk and capital resources. This MD&A, which has been prepared as of November 7, 2012, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended September 30, 2012 and 2011. It should also be read together with the text below on forward-looking statements in the section entitled “Forward Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the shares of the Company; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including the Company’s most recent Form 20-F, annual MD&A, audited consolidated financial statements and Notice of Annual Meeting of Shareholders and Proxy Circular are available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR at www.sedar.com, the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities and on EDGAR at www.sec.gov.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts is prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and is expressed in US dollars.

Overview

The Company reported revenue for the third quarter of 2012 of $198.5 million, a decrease of 1.4% compared to $201.4 million for the third quarter of 2011 and an increase of 0.4% sequentially compared to $197.8 million for the second quarter of 2012. Gross profit totalled $36.2 million for the third quarter of 2012 as compared to $30.3 million and $36.6 million, respectively, for the third quarter of 2011 and the second quarter of 2012. Revenue was lower in the third quarter of 2012 compared to the third quarter of 2011 primarily due to a shift in the mix of products sold. Sales volume was higher in the third quarter of 2012 compared to the third quarter of 2011 primarily due to the Company’s progress towards increasing sales of new products as well as increased demand for film products. Revenue and sales volume were higher in the third quarter of 2012 compared to the second quarter of 2012 primarily due to the increase in demand for the Company’s tape and film product lines.

Net earnings for the third quarter of 2012 was $12.0 million ($0.20 per share, both basic and diluted) as compared to net earnings of $2.8 million ($0.05 per share, both basic and diluted) for the third quarter of 2011 and net loss of $3.4 million ($0.06 per share, both basic and diluted) for the second quarter of 2012. The net loss for the second quarter of 2012 included a $14.0 million charge relating to the manufacturing plant rationalization plans announced in June 2012.

On October 10, 2012, the Company paid a dividend of CDN$0.08 per common share, to shareholders of record at the close of business on September 21, 2012. The aggregate amount of the dividend paid was USD$4.8 million.

The Company continues to take actions to reduce debt, lower the average cost of debt and extend the maturity of debt, specifically:

—

On February 1, 2012, the Company entered into an amendment to its Asset-Based Loan (“ABL”) facility extending its maturity date to February 2017, and generally providing more flexibility to the Company.

—	On August 1, 2012, the Company redeemed, at par value, $25.0 million aggregate principal amount of its outstanding Senior Subordinated Notes (“Notes”) due August 2014.
—

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (“Equipment Finance Agreement”) with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013. The terms of the arrangement include multiple individual capital leases, each of which will have a term of 60 months and a fixed interest rate.

—	On October 29, 2012, the Company announced the redemption, at par value, of an additional $55.0 million aggregate principal amount of its outstanding Notes to occur on December 13, 2012.
—	On November 1, 2012, the Company entered into a ten-year real estate secured term loan (“Real Estate Loan”) in the amount of $16.6 million.

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Outlook

The Company will continue to focus on developing and selling higher margin products, reducing variable manufacturing costs, executing on the previously announced manufacturing plant initiatives and optimizing its debt structure. As a result, the Company anticipates the following:

—

Revenue for the fourth quarter of 2012 is expected to be lower than the third quarter of 2012, which is reflective of normal seasonality. However, revenue is expected to be greater than the fourth quarter of 2011.

—	Gross margin for the fourth quarter of 2012 is expected to be equal to, or slightly greater than, the third quarter of 2012.
—	Adjusted EBITDA for the fourth quarter of 2012 is expected to be significantly greater than the fourth quarter of 2011, but less than the third quarter of 2012.
—

Effective tax rate is expected to remain below 10% and cash taxes are expected to be less than 5% of earnings before income taxes for the full year 2012. Similar effective tax rates and cash taxes are expected for 2013.

—	Cash flows from operations for the fourth quarter of 2012 are expected to include cash outflows of $1 to $2 million of costs related to previously announced manufacturing plant consolidations.
—	Capital expenditures for the fourth quarter of 2012 are expected to be $12 to $14 million and $24 to $27 million for fiscal year 2012.
—

Total debt at December 31, 2012 is expected to be slightly lower than at September 30, 2012; however, the debt structure is expected to change significantly and result in a lower average cost of debt than in prior periods.

—

Capital expenditures for 2013 are expected to be $32 to $38 million, reflecting planned replacements of machinery and equipment to achieve improved manufacturing efficiencies. Subsequent to 2013, annual capital expenditures are expected to return to a lower level of approximately $15 to $17 million.

—	Reductions in both the total amount and average cost of debt will remain a priority for the Company in 2013.

Assuming stable or improving macro-economic conditions, the Company expects to achieve quarterly gross margin in the range of 18% to 20% during 2013.

Results of Operations

Revenue

The Company’s revenue for the third quarter of 2012 was $198.5 million, a 1.4% decrease compared to $201.4 million for the third quarter of 2011 and a 0.4% sequential increase compared to $197.8 million for the second quarter of 2012. Sales volume increased approximately 2% compared to the third quarter of 2011 and increased approximately 5% compared to the second quarter of 2012. The sales volume increase compared to the third quarter of 2011 is primarily due to the Company’s progress towards increasing sales of new products as well as increased demand for film products. The Company believes that some of the increased demand for film products was due to customers prebuying in anticipation of price increases in the fourth quarter of 2012. The sequential sales volume increase was primarily due to increased demand for tape and film product lines.

Average selling prices, including the impact of product mix, decreased approximately 3% in the third quarter of 2012 compared to the third quarter of 2011. The decrease was primarily due to a shift in the mix of the products, partially offset by a slight increase in selling prices. Average selling prices, including the impact of product mix, decreased approximately 4% in the third quarter of 2012 compared to the second quarter of 2012. The decrease was primarily due to a shift in the mix of products sold and, to a lesser extent, lower selling prices.

Revenue for the first nine months of 2012 was $595.1 million compared to $603.7 million for the same period in 2011, a decrease of 1.4%. Revenue for the first nine months of 2012 decreased 0.6% when compared to the first nine months of 2011 which was $598.7 million after adjusting for the closure of the Brantford facility. The revenue decrease after adjusting for the closure of the Brantford facility reflects a sales volume decrease of approximately 6%, largely offset by an increase in selling prices, including the impact of product mix, of approximately 5%. The decrease in sales volume was primarily due to the progress the Company made toward reducing sales of low-margin products. The selling price increase was primarily due to an improved pricing environment that began in the second quarter of 2011.

Gross Profit and Gross Margin

Gross profit totalled $36.2 million in the third quarter of 2012, an increase of 19.2% from the third quarter of 2011 and a decrease of 1.3% from the second quarter of 2012. Gross margin was 18.2% in the third quarter of 2012, 15.1% in the third quarter of 2011, and 18.5% in the second quarter of 2012. As compared to the third quarter of 2011, gross profit increased primarily due to the progress made toward reducing sales of low-margin products, higher sales volumes and manufacturing cost reductions. The spread between selling prices and raw materials cost is still somewhat compressed when compared to periods prior to 2010. As compared to the second quarter of 2012, gross profit decreased primarily due to planned down time for seasonal machinery maintenance partially offset by a slight improvement in the spread between selling prices and raw material costs.

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Gross profit and gross margin for the first nine months of 2012 were $105.7 million and 17.8%, respectively, compared to $86.9 million and 14.4% for the first nine months of 2011. The increase in gross profit and gross margin for the first nine months of 2012 was primarily due to an improvement in the spread between selling prices and raw material costs, the progress made towards reducing sales of low-margin products and manufacturing cost reductions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) totalled $19.3 million for the third quarter of 2012, $18.6 million in the third quarter of 2011, and $20.7 million in the second quarter of 2012. As a percentage of revenue, SG&A expenses were 9.7%, 9.2% and 10.4% for the third quarter of 2012, the third quarter of 2011 and the second quarter of 2012, respectively. SG&A expenses were $0.7 million greater in the third quarter of 2012 compared to the third quarter of 2011 primarily due to increased professional fees related to taxes and managerial reporting enhancements as well as higher stock-based compensation expense. SG&A expenses were $1.4 million lower in the third quarter of 2012 compared to the second quarter of 2012 primarily due to lower variable compensation expense partially offset by higher stock-based compensation expense.

SG&A expenses for the first nine months of 2012 were $58.3 million compared to $58.6 million for the first nine months of 2011. The non-recurrence of the settlement of a lawsuit and lower bad debt expense was partially offset by increased variable compensation expense related to higher profitability.

Manufacturing Facility Closures, Restructuring and Other Related Charges

As announced on June 26, 2012, the Company will close its Richmond, Kentucky manufacturing facility and consolidate shrink film production from Truro, Nova Scotia to Tremonton, Utah and complete some other, smaller, restructuring initiatives during the fourth quarter of 2012 and the first half of 2013. The Truro facility will continue to manufacture woven products. Total costs incurred during the first nine months of 2012 were $14.2 million as a result of these initiatives. A charge of $14.0 million was recorded in the second quarter of 2012 primarily due to property, plant and equipment impairments and severance related to these initiatives. Approximately $1.2 million of the $14.0 million charge is related to cash items and the remainder is non-cash charges. Costs of $0.3 million were recognized in the third quarter of 2012, with additional costs of approximately $3.2 million expected to be recorded in subsequent periods, primarily in the first half of 2013. Total capital expenditures related to these initiatives are expected to be approximately $5.5 million. These initiatives are expected to optimize the Company’s manufacturing footprint while generating significant annual savings and maintaining operating capacity to position the Company for future profitable growth.

The Brantford facility was shut down in the second quarter of 2011. During the three months ended September 30, 2012, $0.1 million of charges were recorded for depreciation and idle facility maintenance related to closure of this location. During the three months ended September 30, 2011, $1.0 million in closure costs were recorded. Total costs incurred during the first nine months of 2012 and 2011 related to this facility closure were $0.8 million and $2.7 million, respectively.

Interest

Interest expense for the third quarter of 2012 totalled $3.3 million, a $0.6 million or 14.2% decrease from the $3.9 million of interest expense for the third quarter of 2011 primarily due to lower average debt levels and a lower average borrowing rate on the debt outstanding on the ABL facility resulting from the expiration of an interest rate swap in September 2011. These decreases were partially offset by $0.3 million of debt issue costs written off as a result of the redemption of $25.0 million of the Notes on August 1, 2012. Interest expense for the third quarter of 2012 was down slightly compared to the second quarter of 2012 primarily due to lower average debt levels in the third quarter compared to the second quarter, as well as lower average borrowing rates on outstanding debt due to the early redemption of Notes discussed above, partially offset by $0.3 million of debt issue costs written off as a result of the redemption of the Notes.

Interest expense for the first nine months of 2012 was $10.1 million compared to $11.7 million for the first nine months of 2011, a decrease of $1.6 million or 13.8%. The decrease was primarily due to a lower average borrowing rate on debt outstanding on the ABL facility resulting from the expiration of an interest rate swap in September 2011 and lower average debt levels in 2012 compared to 2011. These decreases were partially offset by $0.3 million of debt issue costs written off as a result of the redemption of the Notes on August 1, 2012.

6

Other (Income) Expense

Other income for the third quarter of 2012 increased $1.8 million to $0.2 million compared to $1.6 million of expense for the third quarter of 2011 primarily due to foreign exchange losses in 2011 compared to gains in 2012. Other income for the third quarter of 2012 was $0.2 million compared to expense of $0.7 million in the second quarter of 2012 primarily due to foreign exchange losses in the second quarter of 2012 and foreign exchange gains in the third quarter 2012.

Other expense for the first nine months of 2012 was $0.9 million, a decrease of $0.8 million from $1.7 million for the first nine months of 2011 primarily due to lower foreign exchange losses in 2012 as compared to 2011.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The effective tax rate of approximately negative 2% for the third quarter of 2012 was lower compared to approximately 19% for the third quarter of 2011 primarily due to increased earnings in a jurisdiction with a low effective tax rate and the benefit received from the ability to utilize certain US alternative minimum tax net operating losses without limitation. The effective tax rate for the third quarter of 2012 is based on total income tax benefit of $0.2 million on $11.8 million of earnings before income taxes.

The effective tax rate of approximately negative 1% for the first nine months of 2012 was lower compared to approximately 15% for the first nine months of 2011 primarily due to increased earnings combined with a change in the mix of earnings between tax jurisdictions and the benefit received from the ability to utilize certain US alternative minimum tax net operating losses without limitation. The effective tax rate for the first nine months of 2012 is based on total income tax benefit of $0.2 million on $16.6 million of earnings before income taxes.

Net Earnings (Loss)

Net earnings for the third quarter of 2012 totalled $12.0 million compared to net earnings of $2.8 million for the third quarter of 2011, and a net loss of $3.4 million for the second quarter of 2012. The increase in net earnings for the third quarter of 2012 compared to the third quarter of 2011 was primarily due to increased gross profit, favorable foreign currency exchange, lower income tax expense and lower interest expense partially offset by higher SG&A expenses as discussed above. The increase in net earnings for the third quarter of 2012 compared to the second quarter of 2012 was primarily due to a decrease of $13.8 million in manufacturing facility closure costs, restructuring and other related charges previously discussed.

Net earnings for the first nine months of 2012 were $16.8 million, a $10.1 million increase compared to $6.6 million for the first nine months of 2011. The increase in earnings was primarily due to an increase in gross profit partially offset by an increase in manufacturing facility closure costs, restructuring and other related charges previously discussed.

Non-GAAP Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss) and adjusted earnings (loss) per share. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

The Company’s definition of adjusted EBITDA has recently changed to exclude the impact of stock-based compensation expense. All historical adjusted EBITDA information presented has been updated to conform to the new definition.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment

7

of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars except per share amounts and share numbers)
(Unaudited)
	Three months ended			Nine months ended
	September 30, 2012	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2011
	$	$	$	$	$
Net earnings (loss)	12.0	2.8	(3.4)	16.8	6.6
Add back: Manufacturing facility closures, restructuring, and other related charges	0.4	1.0	14.2	15.1	2.5
Stock-based compensation expense	0.6	0.2	0.2	0.9	0.6
ITI litigation settlement	-	-	-	-	1.0
Less: income tax expense	(0.0)	-	(1.1)	(1.1)	-
Adjusted net earnings	13.0	4.0	9.9	31.7	10.7

Earnings (loss) per share
Basic	0.20	0.05	(0.06)	0.28	0.11
Diluted	0.20	0.05	(0.06)	0.28	0.11

Adjusted earnings per share
Basic	0.22	0.07	0.17	0.54	0.18
Diluted	0.21	0.07	0.16	0.52	0.18
Weighted average number of common shares outstanding
Basic	59,028,088	58,961,050	58,981,435	58,990,329	58,961,050
Diluted	61,054,123	59,267,987	60,916,227	60,682,543	59,011,602

Adjusted net earnings were $13.0 million for the third quarter of 2012 as compared to $4.0 million for the third quarter of 2011. Adjusted net earnings in the third quarter of 2012 were $3.1 million higher than the adjusted net earnings of $9.9 million in the second quarter of 2012. Adjusted net earnings were higher in the third quarter of 2012 compared to the third quarter of 2011 primarily as a result of higher gross profit, lower finance costs and lower income tax expense as discussed above. Adjusted net earnings were higher in the third quarter of 2012 compared to the second quarter of 2012 primarily as a result of lower SG&A expenses and lower finance costs.

8

Adjusted net earnings were $31.7 million for the first nine months of 2012 compared to $10.7 million for the first nine months of 2011. Adjusted net earnings were higher in the first nine months of 2012 compared to the first nine months of 2011 primarily as a result of higher gross profit.

Adjusted fully diluted earnings per share for the third quarter of 2012 was $0.21 per share, a $0.14 per share increase over the third quarter of 2011 and a $0.05 per share increase compared to the second quarter of 2012. Adjusted fully diluted earnings per share for the first nine months of 2012 was $0.52 per share, a $0.34 per share increase over $0.18 per share for the first nine months of 2011.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)
(Unaudited)
	Three months ended			Nine months ended
	September 30, 2012	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2011
	$	$	$	$	$
Net earnings (loss)	12.0	2.8	(3.4)	16.8	6.6
Add back: Interest and other (income) expense	3.2	5.5	4.1	11.0	13.4
Income tax expense (benefit)	(0.2)	0.7	(0.5)	(0.2)	1.2
Depreciation and amortization	7.6	7.5	7.6	22.8	23.2
EBITDA	22.6	16.6	7.8	50.4	44.4
Manufacturing facility closures, restructuring and other related charges	0.4	1.0	14.2	15.1	2.5
Stock-based compensation expense	0.6	0.2	0.2	0.9	0.6
ITI litigation settlement	-	-	-	-	1.0
Adjusted EBITDA	23.5	17.8	22.2	66.4	48.4

Adjusted EBITDA was $23.5 million for the third quarter of 2012, $17.8 million for the third quarter of 2011 and $22.2 million for the second quarter of 2012. The increase in adjusted EBITDA in the third quarter of 2012 as compared to the third quarter of 2011 is primarily due to higher gross profit as discussed above. The increase in adjusted EBITDA in the third quarter of 2012 as compared to the second quarter of 2012 was due to lower SG&A expenses.

As compared to the first nine months of 2011, adjusted EBITDA increased by $18.0 million from $48.4 million to $66.4 million in the first nine months of 2012. The increase was primarily due to higher gross profit as discussed above.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

9

Related Party Transactions

There have been no material changes with respect to related party transactions since December 31, 2011. Reference is made to the Section entitled “Related Party Transactions” in the Company’s MD&A as of and for the year ended December 31, 2011 and to Note 12 to the unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2012.

Working Capital

One of the metrics the Company uses to measure inventory performance is Days Inventory. Days Inventory for the third quarter of 2012 was the same as the third quarter of 2011 and decreased by one day from the second quarter of 2012. The Company expects Days Inventory to remain in the mid 50’s during the fourth quarter of 2012. Inventories decreased $2.2 million to $88.5 million as of September 30, 2012 from $90.7 million as of December 31, 2011.

One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”). DSO’s decreased by two days from the third quarter of 2011 to the third quarter of 2012 and increased by two days from the second quarter of 2012 to the third quarter of 2012. DSO’s are expected to remain in the mid 40’s during the fourth quarter of 2012. Trade receivables increased $11.6 million to $94.2 million as of September 30, 2012 from $82.6 million as of December 31, 2011.

The calculations are shown in the following tables:

Three months ended
	September	June	September
	30,	30,	30,
	2012	2012	2011
	$	$	$
Cost of Sales (in millions of US dollars)	$162.3	$161.1	$171.0
Days in Quarter	92	91	92
Cost of Sales Per Day (in millions of US dollars)	$1.76	$1.77	$1.86
Average Inventory (in millions of US dollars)	$93.1	$96.5	$98.4
Days Inventory	53	54	53

Days Inventory is calculated as follows:

Cost of Sales ÷Days in Quarter = Cost of Sales Per Day

(Beginning Inventory + Ending Inventory) ÷ 2 = Average Inventory

Average inventory ÷ Cost of Sales Per Day = Days Inventory

Three months ended
	September	June	September
	30,	30,	30,
	2012	2012	2011
	$	$	$
Revenue (in millions of US dollars)	$198.5	$197.8	$201.4
Days in Quarter	92	91	92
Revenue Per Day (in millions of US dollars)	$2.16	$2.17	$2.19
Trade Receivables (in millions of US dollars)	$94.2	$90.8	$100.1
DSO’s	44	42	46

DSO’s is calculated as follows:

Revenue ÷ Days in Quarter = Revenue Per Day

Ending Trade Receivables ÷ Revenue Per Day = DSO’s

Accounts payable and accrued liabilities increased $3.8 million to $77.8 million as of September 30, 2012 from $74.0 million as of December 31, 2011, primarily due to increased dividend payment liability partially offset by lower trade payables.

Long-Term Debt and Liquidity

The Company has a $200 million ABL facility with a syndicate of financial institutions. The Company relies upon cash flows from operating activities and funds available under its ABL facility to meet working capital requirements, anticipated obligations under its other debt instruments and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories and manufacturing equipment.

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As of September 30, 2012, the Company had borrowed $60.6 million under its ABL facility, including $2.2 million in letters of credit. As of September 30, 2011, $86.7 million had been borrowed, including $1.7 million in letters of credit.

The Company had total cash and loan availability of $87.6 million as of September 30, 2012, $58.0 million as of December 31, 2011 and $56.1 million as of September 30, 2011. The increase of $31.5 million in total cash and loan availability between September 30, 2011 and September 30, 2012 was primarily due to debt reduction resulting from free cash flows (as such term is defined in the section entitled “Cash Flows” below) generated over the last 12 months as well as a greater value placed on the manufacturing equipment as a result of the appraisal completed in connection with the extension of the ABL in February 2012. The increase of $29.6 million in total cash and loan availability from December 31, 2011 to September 30, 2012 was primarily due to an increase in the borrowing base resulting from increases in trade receivables and inventory as well as a greater value placed on the manufacturing equipment as discussed above. Subsequent to receiving funding on a $16.6 million Real Estate Loan and paying a dividend of $4.8 million on October 10, 2012, the Company had cash and loan availability under its ABL exceeding $108 million as of November 6, 2012.

The ABL was scheduled to mature in March 2013. In February 2012, the Company amended the ABL to extend its maturity date to February 2017. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing Notes) if the Notes have not been retired or if other conditions have not been met. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

The ABL is priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as loan availability increases. The pricing grid ranges from 1.75% to 2.25%. The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of pension plan expense to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective only when loan availability drops below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of loan availability during the first nine months of 2012 and, thus, was in compliance with this fixed charge ratio covenant as of September 30, 2012.

The Company retains the ability to secure up to $35.0 million of financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to real estate mortgage financing. As of September 30, 2012, the Company had secured real estate mortgage financing of $3.6 million, leaving the Company the ability to obtain an additional $31.4 million of real estate mortgage financing. Subsequent to September 30, 2012, the Company repaid $1.9 million of its real estate financing and entered into a Real Estate Loan of $16.6 million as described in further detail below.

The ABL also allows the Company to secure up to $25.0 million of financing in connection with the purchase of fixed assets under a purchase money debt facility. As of September 30, 2012, the Company had outstanding permitted purchase money debt of $3.4 million incurred after March 28, 2008 (closing date of the original $200 million ABL facility), leaving the Company the ability to obtain an additional $21.6 million of permitted purchase money debt financing.

On August 14, 2012, the Company entered into an Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013. The terms of the arrangement will include multiple individual capital leases, each of which will have a term of 60 months and a fixed interest rate. The average of the fixed interest rates is expected to be less than 3%. If the Company does not finance the full amount of $4.0 million and $20.0 million by December 31, 2012 and December 31, 2013, respectively, then the Company will be required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between those amounts and the amounts actually funded in each of those years. The Company expects to finance the required amounts and does not expect to be subject to a Reinvestment Premium. Through September 30, 2012, the Company obtained funding totalling $5.5 million, $2.7 million of which was scheduled into a capital lease with a term of 60 months at a fixed annual interest rate of 2.74%. The remaining $2.7 million represents advance fundings which will be scheduled into additional capital leases with similar terms in subsequent periods.

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis. The Real Estate Loan bears interest at a rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the Real Estate Loan will bear interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points determined by the Debt to EBITDA ratio as defined in the loan agreement. The Real Estate Loan contains two financial covenants, the first of which is a leverage ratio of not greater than 4.0 to 1.0, determined at the end of each fiscal month as the ratio of Debt at the last day of such fiscal month to EBITDA for the twelve fiscal months then ending. The second financial covenant is to maintain a fixed charge ratio determined at the end of each fiscal month of at least 1.1 to 1.0 for the period of twelve fiscal months then ended. The loan is secured by certain of the Company’s real estate.

As of September 30, 2012, the Company had $93.7 million of Notes outstanding bearing interest at 8.5%, payable semi-annually on February 1 and August 1, with the principal due on August 1, 2014. The Indenture governing the Notes provides that they are

11

redeemable at par beginning August 2012. On August 1, 2012, the Company redeemed $25.0 million aggregate principal amount of its outstanding Notes at par value. On October 29, 2012, the Company announced the redemption, at par value, of an additional $55.0 million aggregate principal amount of its outstanding Notes to occur on December 13, 2012. This redemption will be funded through cash flows from operations combined with funds available under the ABL and proceeds from the Real Estate Loan.

Pension and Post-Retirement Benefit Plans

In the United States, certain non-union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of the plans during the period ended September 30, 2012, which immediately increases the fixed benefit as well as incrementally over the next three years. Under IAS 19 – Employee Benefits, the Company was required to remeasure the plan’s assets and liabilities as of the amendment date resulting in an increase of $1.8 million under Pension and post-retirement benefits in the consolidated balance sheet with the offset flowing through Other comprehensive income, net of income tax expense (benefit), and in deficit. The change is primarily due to a chance in the discount rate from 4.19% to 3.56% as a result of a reduction in corporate bond yields from December 31, 2011.

Cash Flows

Cash flows from operations before changes in working capital items increased in the third quarter of 2012 by $7.3 million to $21.2 million from $14.0 million in the third quarter of 2011 and increased $3.2 million compared to the second quarter of 2012. The increase in cash flows from operations before changes in working capital for the third quarter of 2012 compared to the third quarter of 2011 is primarily due to increased operating profit before manufacturing facility closures, restructuring and other related charges. The increase in cash flows from operations before changes in working capital for the third quarter of 2012 compared to the second quarter of 2012 is primarily due to increased operating profit before manufacturing facility closures, restructuring and other related charges and lower income taxes paid.

Cash flows from operations before changes in working capital increased for the first nine months of 2012 by $20.0 million to $59.3 million from $39.3 million for the first nine months of 2011. The increase in cash flows from operations before changes in working capital for the first nine months of 2012 is primarily due to increased operating profit before manufacturing facility closures, restructuring and other related charges.

Cash flows from working capital items decreased in the third quarter of 2012 by $5.4 million to an $8.0 million source of funds from a $13.4 million source of funds in the third quarter of 2011. The decrease in the source of funds from third quarter of 2011 to the third quarter of 2012 was primarily due to a smaller decrease in inventory occurring during the third quarter 2012 as compared to the third quarter of 2011. The larger inventory decrease in the third quarter of 2011 resulted from a higher inventory balance as of June 2011. Compared to the second quarter of 2012, cash flows from working capital items increased $9.3 million during the third quarter of 2012 primarily due to lower inventory in anticipation of sequentially lower volume in the fourth quarter of 2012 which is reflective of normal seasonality.

Cash flows used for working capital items for the first nine months of 2012 decreased from $18.3 million for the first nine months of 2011 to $6.6 million in the first nine months of 2012. The decrease in the use of funds was primarily due to the significant increase in early payments to suppliers in the first nine months of 2011 and a smaller increase in trade receivables in the first nine months of 2012 resulting from a decrease Days Sales Outstanding from 46 days at September 30,, 2011 to 44 days at September 30, 2012.

Cash flows used for investing activities were $3.7 million in the third quarter of 2012 compared to $3.0 million used in the third quarter of 2011. The increase in cash used for investing activities in the third quarter of 2012 as compared to the third quarter of 2011 is primarily due to proceeds from the sale of property, plant and equipment that occurred in the third quarter 2011, increased property, plant and equipment capital expenditures in 2012 partially offset by the non-recurrence of intangible assets related to the purchase of a customer list that was acquired in the third quarter of 2011.

Cash flows used for investing activities were $11.8 million for the first nine months of 2012 compared to a use of funds of $1.0 million for the first nine months of 2011. A release of restricted cash related to litigation and the proceeds from the sale of assets related to closed facilities in the first nine months of 2011 provided for a source of funds for investing in 2011 that was not repeated in 2012.

Total expenditures in connection with property, plant and equipment were $3.8 million and $3.4 million for the third quarter of 2012 and 2011, respectively. Total capital expenditures for property, plant and equipment for the first nine months of 2012 were $12.3 million, a $2.7 million increase over $9.6 million for the first nine months of 2011. The Company will begin increasing its investment in more efficient manufacturing equipment during the fourth quarter of 2012. Capital expenditures for 2012 are expected to be between $24 million and $27 million.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in sales volumes in most products without additional capital expenditures. In addition, the Company believes that it is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets. However, the Company believes improved manufacturing efficiencies can be achieved through an increase in capital expenditures related to the replacement of machinery and equipment.

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Cash flows used in financing activities were $27.5 million in the third quarter of 2012, including a net repayment of debt of $22.2 million. Cash flows used in financing activities were $22.8 million in the third quarter of 2011. The increase of $4.7 million in cash used for financing activities in the third quarter of 2012 is primarily due to repayment of borrowings as a result of higher free cash flows (as such term is defined below).

Cash flows used for financing activities were $40.0 million for the first nine months of 2012, an increase of $22.8 million compared to the use of cash flows for financing activities for the first nine months of 2011. The increase in cash flows used for financing activities in the first nine months of 2012 compared to the first nine months of 2011 was primarily due to the reduction of borrowings.

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, was $25.4 million in the third quarter of 2012 compared to $23.9 million in the third quarter of 2011. The increase in free cash flows in the third quarter of 2012 was primarily a result of increased cash flows from operations. Free cash flows were $12.5 million higher in the third quarter of 2012 compared to the second quarter of 2012. The primary reason for the increase is an increase in cash flows from operating activities. The Company is including this non-GAAP measure because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

FREE CASH FLOWS RECONCILIATION
(in millions of US dollars)	Three months ended			Nine months ended
	September 30,	September 30,	June 30,	September 30,	September 30,
(Unaudited)	2012	2011	2012	2012	2011
	$	$	$	$	$
Cash flows from operating activities	29.2	27.3	16.6	52.6	21.0
Less purchases of property, plant and equipment and other assets	(3.8)	(3.4)	(3.8)	(12.3)	(9.6)
Free cash flows	25.4	23.9	12.9	40.3	11.4

Contractual Obligations

As of September 30, 2012, there were no material changes to the contractual obligations set forth in the Company’s 2011 annual consolidated financial statements that were outside the ordinary course of the Company’s business except for the items discussed below.

Asset-Based Loan

The ABL maturity was extended from March 2013 to February 2017 following an amendment to the ABL facility in February 2012. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company's remaining existing Notes) if such Notes have not been retired or if other conditions have not been met.

Stock Appreciation Rights

The Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan on June 20, 2012 in lieu of granting stock options in 2012. The purpose of the 2012 Stock Appreciation Rights Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The 2012 Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

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Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflows, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56 with contractual lives ranging from six to ten years.

Senior Subordinated Notes

The Company redeemed $25.0 million of its Notes at par value on August 1, 2012. On October 29, 2012, the Company announced it will redeem $55.0 million of its Notes at par value on December 13, 2012. The notional amount of Notes outstanding after this second redemption will be $38.7 million. The Notes otherwise mature on August 1, 2014.

Purchase Money Debt Facility

On August 14, 2012, the Company entered into an Equipment Finance Agreement. The Company entered into the first schedule on September 27, 2012 for $2.7 million with 60 monthly payments of $48,577 and the last payment on October 1, 2017. Advance fundings, which are amounts funded and borrowed but not yet scheduled, were $2.7 million as of September 30, 2012.

Secured Real Estate Mortgage Financing

On October 16, 2012, the Company prepaid in full a $1.9 million note secured by its Danville, Virginia facility which was originally due July 1, 2013.

On November 1, 2012, the Company entered into a ten-year Real Estate Loan of $16.6 million requiring monthly payments of principal of $138,125, with the first payment due on December 1, 2012 and the last payment due on November 1, 2022.

Capital Stock and Dividends

As of September 30, 2012 there were 59,173,550 common shares of the Company outstanding.

During the third quarter of 2012, 162,500 stock options were exercised resulting in proceeds to the Company of $0.4 million, and no stock was repurchased by the Company.

The Company’s Board of Directors approved a semi-annual dividend policy on August 14, 2012, and concurrently declared a dividend of CDN$0.08 per common share, paid on October 10, 2012 to shareholders of record on September 21, 2012.

Financial Risk Management, Objectives and Policies

There have been no material changes with respect to the Company’s financial risks and management thereof during the nine months ended September 30, 2012. Please refer to Note 21 of the Company’s annual consolidated financial statements as of December 31, 2011, and for the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

Litigation

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after

14

two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million. On May 19, 2011, the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation.

On February 10, 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the US District Court for Western District of Tennessee, alleging that the Company has infringed a US patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. Multilayer has filed substantially similar complaints against several other manufacturers of stretch film. In its complaint against the Company, Multilayer is seeking an injunction against the Company‘s alleged infringement, damages of not less than a reasonable royalty, trebling of the damage award and attorneys’ fees. This matter is presently in the discovery phase of litigation. At this time, it is not possible to assess the likelihood of an adverse outcome or determine an estimate, or a range of estimates, of potential damages. The Company believes it has meritorious legal positions and intends to vigorously defend this litigation.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Significant changes in the underlying assumptions could result in significant changes to these estimates; consequently, they are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

These financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those described in the most recent annual audited consolidated financial statements of the Company, along with the following supplements described below. These financial statements and notes should be read in conjunction with the Company’s 2011 annual audited consolidated financial statements.

Manufacturing Facility Closures, Restructuring and Other Related Charges

The Company has recognized impairment and restructuring charges related to the closure of certain facilities, and the transition of production from certain facilities into other existing facilities. These charges were recorded pursuant to formal plans developed and approved by Management and the Company’s Board of Directors. The recognition of impairment and restructuring charges requires that certain judgments and estimates are made regarding the nature, timing and amount of costs associated with these plans. The estimates of future liabilities may change, requiring additional restructuring and impairment charges or the reduction of liabilities already recorded. At the end of each reporting period, Management evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with the approved plans.

Share-based Payments

The Company measures the cost of equity-settled transactions with directors and employees by reference to the fair value of the equity instruments at the date at which they are granted, and remeasures at the end of each reporting period the fair value of cash-settled stock appreciation rights based on reporting date assumptions for as long as these awards are outstanding. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the award, expected volatility of the Company’s stock, expected rate of forfeiture of the awards, risk-free rate and dividend yield and making assumptions about them. For cash-settled stock appreciation rights, as the Company’s share price changes or future changes in estimates differ significantly from our current estimates, stock-based compensation expense will increase or decrease.

Future Accounting Policies

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning on or after January 1, 2013. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

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IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of these new standards on the Company is expected to be minimal, given that it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and required disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Summary of Quarterly Results

A table of unaudited Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of September 30, 2012 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Additional Information

Continuous disclosure materials, including the Company’s most recent Form 20-F, annual MD&A, audited consolidated financial statements and Notice of Annual Meeting of Shareholders and Proxy Circular are available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR (www.sedar.com), the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” as well as statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2011 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

September 30, 2012

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income (Loss)	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 18

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Revenue	198,476	201,360	595,139	603,721
Cost of sales	162,315	171,035	489,439	516,860

Gross profit	36,161	30,325	105,700	86,861

Selling, general and administrative expenses	19,260	18,589	58,286	58,553
Research expenses	1,530	1,737	4,699	4,578

	20,790	20,326	62,985	63,131

Operating profit before manufacturing facility closures, restructuring and other related charges	15,371	9,999	42,715	23,730

Manufacturing facility closures, restructuring and other related charges	387	967	15,085	2,513

Operating profit	14,984	9,032	27,630	21,217

Finance costs
Interest	3,347	3,901	10,086	11,702
Other (income) expense	(192)	1,610	948	1,733

	3,155	5,511	11,034	13,435

Earnings before income tax expense (benefit)	11,829	3,521	16,596	7,782
Income tax expense (benefit) (Note 8)
Current	(888)	176	(42)	566
Deferred	699	496	(128)	598

	(189)	672	(170)	1,164

Net earnings	12,018	2,849	16,766	6,618

Earnings per share
Basic	0.20	0.05	0.28	0.11

Diluted	0.20	0.05	0.28	0.11

The accompanying notes are an integral part of the interim condensed consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Net earnings	12,018	2,849	16,766	6,618

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income tax expense of nil, nil in 2011)	-	-	-	(30)
Settlements of interest rate swap agreements, transferred to earnings (net of income tax expense of nil, nil in 2011)	-	298	-	927
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil, nil in 2011)	1	(852)	227	130
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil, nil in 2011)	(19)	(311)	(214)	(1,053)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil, nil in 2011)	-	(615)	-	(998)
Actuarial gains or losses and change in asset ceiling and minimum funding requirements on defined benefit plans (net of deferred income tax expense of nil, nil in 2011)	(1,797)	-	(1,797)	-
Change in cumulative translation difference	3,097	(6,407)	2,448	(2,399)

Other comprehensive income (loss)	1,282	(7,887)	664	(3,423)

Comprehensive income (loss) for the period	13,300	(5,038)	17,430	3,195

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Nine months ended September 30, 2011

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance as of December 31, 2010	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

Transactions with owners

Stock-based compensation expense			585					585

Net earnings							6,618	6,618

Other comprehensive income
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income tax expense of nil)					(30)	(30)		(30)

Settlement of interest rate swap agreements – transferred to earnings (net of income tax expense of nil)					927	927		927

Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					130	130		130

Settlement of forward foreign exchange rate contracts – transferred to earnings (net of income tax expense of nil)					(1,053)	(1,053)		(1,053)

Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil)					(998)	(998)		(998)

Changes to cumulative translation differences				(2,399)		(2,399)		(2,399)

				(2,399)	(1,024)	(3,423)		(3,423)

Balance as of September 30, 2011	58,961,050	348,148	16,378	536	(788)	(252)	(216,409)	147,865

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Nine months ended September 30, 2012

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance as of December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Exercise of stock options	212,500	512						512
Stock-based compensation expense			405					405

	212,500	512	405					917

Net earnings							16,766	16,766

Dividends on common stock							(4,759)	(4,759)

Other comprehensive income
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income tax expense of nil)					227	227		227

Settlement of interest rate swap agreements – transferred to earnings (net of income tax expense of nil)					(214)	(214)		(214)

Actuarial gains or losses and change in minimum funding requirements on defined benefit plans (net of deferred income tax expense of nil)							(1,797)	(1,797)

Changes to cumulative translation differences				2,448		2,448		2,448

				2,448	13	2,461		664

Balance as of September 30, 2012	59,173,550	348,660	17,016	3,654	-	3,654	(218,564)	150,766

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	12,018	2,849	16,766	6,618
Adjustments to net earnings
Depreciation and amortization	7,569	7,545	22,794	23,169
Income tax expense (benefit)	(189)	672	(170)	1,164
Interest expense	3,347	3,604	10,086	10,824
Charges in connection with manufacturing facility closures, restructuring and other related charges	185	119	13,613	76
Write-down (reversal) of inventories, net	-	50	(31)	174
Stock-based compensation expense	566	223	940	585
Pension and post-retirement benefits expense	251	208	752	622
(Gain) loss on foreign exchange	(175)	330	(71)	(331)
Other adjustments for non cash items	(700)	49	(341)	144
Income taxes paid, net	(25)	(347)	(679)	(524)
Contributions to defined benefit plans	(1,623)	(1,352)	(4,404)	(3,265)

Cash flows from operating activities before changes in working capital items	21,224	13,950	59,255	39,256

Changes in working capital items
Trade receivables	(2,770)	2,764	(11,809)	(14,043)
Inventories	9,944	17,327	2,374	3,136
Parts and supplies	(271)	(127)	(886)	(772)
Other current assets	1,889	488	1,753	(1,360)
Accounts payable and accrued liabilities	(181)	(6,088)	2,162	(4,835)
Provisions	(626)	(1,006)	(221)	(396)

	7,985	13,358	(6,627)	(18,270)

Cash flows from operating activities	29,209	27,308	52,628	20,986

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts, net	98	471	198	1,520
Purchase of property, plant and equipment	(3,832)	(3,449)	(12,341)	(9,609)
Proceeds from disposals of property, plant and equipment and other assets	10	858	30	2,920
Restricted cash and other assets	12	163	295	5,261
Purchase of intangible assets	(2)	(1,059)	(29)	(1,141)

Cash flows from investing activities	(3,714)	(3,016)	(11,847)	(1,049)

FINANCING ACTIVITIES
Proceeds from long-term debt	31,405	6,455	57,751	37,546
Repayment of long-term debt	(53,569)	(23,788)	(84,797)	(41,921)
Payments of debt issue costs	(4)	-	(1,463)	-
Interest paid	(5,686)	(5,479)	(12,017)	(12,871)
Proceeds from exercise of stock options	394	-	517	-

Cash flows from financing activities	(27,460)	(22,812)	(40,009)	(17,246)

Net increase (decrease) in cash and cash equivalents	(1,965)	1,480	772	2,691
Effect of exchange differences on cash and cash equivalents	248	(294)	65	(37)
Cash and cash equivalents, beginning of period	6,899	5,436	4,345	3,968

Cash and cash equivalents, end of period	5,182	6,622	5,182	6,622

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	September 30, 2012 (Unaudited)	December 31, 2011 (Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	5,182	4,345
Trade receivables	94,174	82,622
Other receivables	3,526	4,870
Inventories (Note 6)	88,543	90,709
Parts and supplies	14,386	14,596
Prepaid expenses	5,479	6,581

	211,290	203,723
Property, plant and equipment (Note 7)	183,469	203,648
Other assets	3,619	2,726
Intangible assets	2,131	3,137
Deferred tax assets	34,784	33,489

Total assets	435,293	446,723

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	77,791	73,998
Provisions (Note 10)	1,887	1,913
Derivative financial instruments (Note 13)	-	13
Installments on long-term debt (Note 9)	7,660	3,147

	87,338	79,071
Long-term debt (Note 9)	159,338	191,142
Pension and post-retirement benefits	35,701	37,320
Provisions (Note 10)	1,907	2,012
Other Liabilities	243	-

	284,527	309,545

SHAREHOLDERS’ EQUITY
Capital stock (Note 11)	348,660	348,148
Contributed surplus	17,016	16,611
Deficit	(218,564)	(228,774)
Accumulated other comprehensive income	3,654	1,193

	150,766	137,178

Total liabilities and shareholders’ equity	435,293	446,723

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2012

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 -   GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Bradenton, Florida. The address of the Parent Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 -   ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of September 30, 2012 and December 31, 2011, as well as its interim consolidated earnings, comprehensive income (loss) and cash flows for the three and nine months ended September 30, 2012 and 2011, and the changes in shareholders’ equity for the nine months ended September 30, 2012 and 2011. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and are expressed in US dollars. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

These financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those described in the most recent annual audited consolidated financial statements of the Company. These financial statements and notes should be read in conjunction with the Company’s 2011 annual audited consolidated financial statements.

These financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. These adjustments are of a normal recurring nature.

The unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Board of Directors on November 6, 2012.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning on or after January 1, 2013. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of these new standards on the Company is expected to be minimal, given that it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and required disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 -   INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Employee Benefit Expense
Wages, salaries and other short-term benefits	35,750	32,537	101,735	100,003
Stock-based compensation expense	566	223	940	585
Pensions – defined benefit plans	279	226	828	711
Pensions – defined contribution plans	897	599	2,843	1,880

	37,492	33,585	106,346	103,179

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Finance costs - Interest
Interest on long-term debt	2,825	3,658	9,142	11,050
Amortization of debt issue costs on long-term debt and asset-based loan	587	295	1,147	878
Other interest and financial income	-	-	-	(116)
Interest capitalized to property, plant and equipment	(65)	(52)	(203)	(110)

	3,347	3,901	10,086	11,702

Finance costs - Other (income) expense
Foreign exchange (gain) loss	(219)	1,212	76	437
Interest (income) and other finance costs, net	27	307	872	1,036
Change in fair value of forward foreign exchange rate contracts	-	91	-	260

	(192)	1,610	948	1,733

Other Elements of Expenses
Depreciation of property, plant and equipment	7,423	7,350	22,220	22,662
Amortization of intangible assets	146	195	574	507
Amortization of other charges	(20)	21	25	64
Loss on disposal of property, plant and equipment	74	164	389	303
Write-down of inventories to net realizable value	-	175	57	486
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	-	(125)	(88)	(312)
Advisory and support services fees	-	76	-	229

4 -   MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, included in the Company’s consolidated earnings for the three and nine months ended September 30, 2012 and 2011 under the caption Manufacturing facility closures, restructuring and other related charges:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Impairment of property, plant and equipment	47	-	10,674	-
Impairment of parts and supplies	-	-	1,167	-
Write-down of inventories to net realizable value	59	-	547	-
Severance and other labor related costs	100	193	1,295	1,437
Impairment of intangible assets	-	-	503	-
Other costs	181	774	899	1,076

	387	967	15,085	2,513

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility, to consolidate shrink film production from Truro, Nova Scotia to Tremonton, Utah, and other small restructuring initiatives. The majority of products currently produced in the Richmond, Kentucky facility will be transferred to the Company’s Carbondale, Illinois facility. Woven fabric products will continue to be produced at the Truro, Nova Scotia facility. The charges included in the caption Other costs above are the incremental costs incurred with the ongoing Brantford, Ontario facility closure.

In 2011, the charges incurred in Severance and other labor related costs and Other costs are the costs incurred in connection with the Brantford, Ontario facility closure.

5 -   SIGNIFICANT EVENTS AND TRANSACTIONS

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On March 10, 2011, the bond posted by the Company was reduced to $1.0 million, which included $0.7 million of damages and $0.3 million of anticipated legal fees and pre-judgment interest. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million.

On May 19, 2011 the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

In July 2011, the Company entered into an Asset Purchase Agreement for total consideration of $0.9 million to acquire assets primarily consisting of equipment, a customer list, and intellectual property to supplement the Company’s existing water activated tape business.

As previously disclosed in the December 31, 2008 audited consolidated financial statements, the Company entered and committed to distribute and sell specialized wrapping machines. In August 2011, the Company entered into a Contract Adjustment Agreement. Under the Agreement the Company and the Vendor agreed all past and future penalties, film purchase minimums and machine placement thresholds are eliminated under the Agreement.

In the United States, certain non-union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of the plans during the period ended September 30, 2012, which immediately increases the fixed benefit as well as incrementally over the next three years. Under IAS 19 – Employee Benefits, the Company was required to remeasure the plan’s assets and liabilities as of the amendment date resulting in an increase of $1.8 million under Pension and post-retirement benefits in the consolidated balance sheet with the offset flowing through Other comprehensive income, net of income tax expense (benefit), and in deficit. The change is primarily due to a change in the discount rate from 4.19% to 3.56% as a result of a reduction in corporate bond yields from December 31, 2011.

6 -   INVENTORIES

	September 30, 2012	December 31, 2011
	$	$
Raw materials	25,850	26,754
Work in process	21,291	18,234
Finished goods	41,402	45,721

	88,543	90,709

The amount of inventories recognized as an expense during the period corresponds to cost of sales for the period.

7 -   PROPERTY, PLANT AND EQUIPMENT

During the three and nine months ended September 30, 2012, acquisitions of property, plant and equipment amounted to approximately $3.9 million and $12.6 million, respectively ($3.4 million and $9.6 million for the three and nine months ended September 30, 2011, respectively). During the three and nine months ended September 30, 2012, the net book value of property, plant and equipment disposals amounted to approximately $0.1 million and $0.5 million, respectively ($0.1 million and $2.4 million for the three and nine months ended September 30, 2011, respectively) and the loss on those disposals amounted to approximately $0.1 million and $0.4 million, respectively ($0.2 million and $0.3 million loss for the three and nine months ended September 30, 2011, respectively).

As of September 30, 2012 and 2011, the Company had no significant commitments to purchase any property, plant or equipment.

There were no impairment losses or reversals of impairment losses during the current and comparative reporting periods, other than those discussed in Note 4 and included in the statement of consolidated earnings (loss) under the caption Manufacturing facility closures, restructuring and other related charges.

8 -   INCOME TAXES

Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense (benefit) in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes. The effective tax rate for the three and nine months ended September 30, 2012 was approximately negative 1.6% and negative 1.0%, respectively (19.1% and 15.0% for the three and nine months ended September 30, 2011, respectively). The decrease in the Company’s effective tax rate is primarily due to increased earnings in a jurisdiction with a low effective tax rate and to the benefit received from the ability to utilize certain US alternative minimum tax net operating losses without limitation.

During the third quarter of 2012, the Company applied for and was granted the ability to retroactively elect a three-year carryback with respect to its 2008 net operating loss (“NOL”) and to utilize the 2008 NOL carryover without being subject to the 90% limitation under the alternative minimum tax (“AMT”) provisions. As a result, the Company amended its 2005, 2007, and 2009 US income tax returns to obtain a refund of $0.4 million of AMT paid for those years. During the third quarter of 2012, the Company also utilized a portion of the remaining 2008 NOL carryforward on its 2011 US tax return filed to request a refund of $0.5 million AMT. In addition, the Company will request a refund for the $0.3 million AMT remitted for 2012. The Company has recorded a total income tax benefit of $1.2 million for the expected AMT refunds.

9 -   LONG-TERM DEBT

	September 30,	December 31,
	2012	2011
	$	$
Senior subordinated notes (1)	92,605	116,794
Asset-based loan (1)	56,599	63,013
Finance lease liabilities	8,613	6,058
Term debt	2,943	4,501
Mortgage loans (1)	3,497	3,923
Equipment finance agreement advance fundings	2,741	-

	166,998	194,289
Less: Installments on long-term debt	7,660	3,147

	159,338	191,142

(1)	The Senior Subordinated Notes, Asset-based loan and Mortgage loans are presented net of unamortized related debt issue costs, amounting to $3.0 million ($2.7 million as of December 31, 2011).

On February 1, 2012 the Company entered into an amendment to its Asset-Based Loan (“ABL”) facility extending its maturity date to February 2017 from March 2013. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing senior subordinated notes) if the senior subordinated notes have not been retired or if other conditions have not been met. Under the amendment to the ABL, the pricing grid of the extended ABL ranges from 1.75% to 2.25%.

The Company capitalized $1.5 million in debt issue costs under the caption Long-term debt on the Balance Sheet as of September 30, 2012, as a result of the ABL amendment. These debt issue costs and the previously capitalized debt issue costs remaining of $0.5 million are being amortized using the straight-line method over the maturity of five years. The remaining debt issue costs are being amortized over the extended term as the modification did not result in an extinguishment of debt, thus resulting in only an adjustment to the carrying amount of the liability and amortization over the remaining term of the modified liability.

As of September 30, 2012, the effective interest rate on borrowings under the ABL was 2.37% (2.56% as of December 31, 2011), taking into account the effect of the interest rate swap agreements described in Note 13.

Throughout the period, the Company remained in compliance with reporting requirements. Further, the ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of unused availability and, thus, was in compliance with this fixed charge ratio covenant as of September 30, 2012.

On June 19, 2012 the Company announced a notice of redemption to redeem the aggregate principal amount of $25.0 million of its outstanding 8.5% senior subordinated notes due August 2014. The redemption of $25.0 million of the senior subordinated notes occurred on August 1, 2012. The Company financed the redemption with its ABL. The corresponding expense write-off of debt issue costs of $0.3 million were recorded in Interest under the caption Finance costs in the statement of consolidated earnings (loss).

The Company’s unused availability under the ABL as of September 30, 2012 was $87.6 million ($58.0 million as of December 31, 2011).

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through December 31, 2013. The Equipment Finance

Agreement will have quarterly scheduling of amounts with each schedule having a term of sixty months and a fixed interest rate. The average of the fixed interest rates is expected to be less than 3.0%. The Company entered into the first schedule on September 27, 2012 for $2.7 million at an interest rate of 2.74% with 60 monthly payments of $48,577 and the last payment due on October 1, 2017. Advance fundings, which are amounts funded and borrowed but not yet scheduled, were $2.7 million as of September 30, 2012. Advance fundings accrue interest at the 30-day LIBOR rate plus 200 basis points.

If the Company does not finance the full amount of $4.0 million and $20.0 million by December 31, 2012 and December 31, 2013, respectively, then the Company will be required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between those amounts and the amounts actually funded in each of those years. The Company expects to finance the required amounts and does not expect to be subject to a Reinvestment Premium.

10 -   PROVISIONS AND CONTINGENT LIABILITIES

The Company’s provisions consist of restoration obligations, restructuring provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities and a provision for litigation. The rollforward of the Company’s provisions is as follows as of September 30, 2012:

	Restoration provisions	Restructuring provisions	Litigation	Total
	$	$	$	$
Balance, December 31, 2011	1,861	1,805	259	3,925
Additional provisions	-	1,782	-	1,782
Amounts used	-	(1,746)	(257)	(2,003)
Foreign exchange	46	46	(2)	90

Balance, September 30, 2012	1,907	1,887	-	3,794

Amount presented as current	-	1,887	-	1,887
Amount presented as non-current	1,907	-	-	1,907

Balance, September 30, 2012	1,907	1,887	-	3,794

During the reporting period, there were no reversals of restructuring provisions and no changes in contingent liabilities.

See the notes to the annual consolidated financial statements prepared under IFRS as of and for the year ended December 31, 2011 for a full description of contingent liabilities.

11 -   CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of September 30, 2012 and December 31, 2011 were 59,173,550 and 58,961,050, respectively.

The weighted average number of common shares outstanding for the periods ended September 30, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Basic	59,028,088	58,961,050	58,990,329	58,961,050
Diluted	61,054,123	59,267,987	60,682,543	59,011,602

For the three and nine months ended September 30, 2012, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were nil and nil, respectively (2,606,827 and 3,371,827 for the three and nine months ended September 30, 2011, respectively).

The Company announced a normal course issuer bid effective May 20, 2010. In connection with this normal course issuer bid, the Company was entitled to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as of that date. The Company did not repurchase any common shares under this normal course issuer bid which expired in May 2011.

On August 14, 2012, the Company’s Board of Directors approved a semi-annual dividend policy. Accordingly, the Company declared a cash dividend of CDN$0.08 per common share paid on October 10, 2012 to shareholders of record at the close of business on September 21, 2012. The amount of this dividend payment was CDN$4.7 million based on 59,011,050 shares of the Company’s common shares issued and outstanding as of September 21, 2012, and is accrued for on the September 30, 2012 consolidated balance sheet under the caption Accounts payable and accrued liabilities.

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan in lieu of granting stock options in 2012. The 2012 Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflows, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56.

As of September 30, 2012, the fair value of SARs granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	5.8 years
Expected volatility	63%
Risk-free interest rate	1.36%
Expected dividends	2.37%
Weighted average fair value	CDN$2.94
Weighted average share price at grant date	CDN$7.56
Weighted average exercise price of awards	CDN$7.56

Expected volatility was calculated using the average closing price change on the TSX for six years prior to the period end date.

During the three and nine months ended September 30, 2012, $0.4 million and $0.5 million of expense is included under the caption Selling, general and administrative expenses, respectively. The corresponding liability is recorded on the Company’s consolidated balance sheet respectively under the caption Accounts payable and accrued liabilities for amounts vested and expected to vest in the next 12 months, and Other liabilities for amounts expected to vest greater than 12 months.

Stock Options

During the nine months ended September 30, 2011, 490,000 stock options were granted at a weighted average exercise price of $1.55 and a fair value of $0.95, and 385,000 stock options were granted at a weighted average exercise price of $1.80 and a fair value of $1.10.

The fair value of options granted as of September 30, 2011 was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	6.0 years
Expected volatility	66%
Risk-free interest rate	2.46%
Expected dividends	0%
Weighted average share price	CDN$1.66
Weighted average exercise price	CDN$1.66

Expected volatility was calculated using the average closing price change on the TSX for six years prior to the grant date.

The weighted average share price and fair value per options granted as of September 30, 2011 was:

Share price	CDN$1.33
Fair value	CDN$1.01

During the three and nine months ended September 30, 2012, 162,500 and 212,500 stock options were exercised at a weighted average exercise price of CDN$2.45 and CDN$2.46, respectively (nil for the three and nine months ended September 30, 2011), resulting in cash proceeds to the Company of $394,000 and $517,000, respectively (nil for the three and nine months ended September 30, 2011).

During the three and nine months ended September 30, 2012, 25,000 and 465,500 options expired or forfeited, respectively (127,801 and 328,492 for the three and nine months ended September 30, 2011, respectively).

Contributed Surplus

During the three and nine months ended September 30, 2012, the contributed surplus account increased by approximately $0.1 million and $0.4 million, respectively (approximately $0.3 million and $0.6 million for the three and nine months ended September 30, 2011, respectively), representing the stock-based compensation expense recorded for the period associated with stock options.

12 -   RELATED PARTY TRANSACTIONS

In a prior reporting period, the Company entered into a support services agreement with a company controlled by one of the current members of its Board of Directors. This agreement required the provision of support services that included the duties of the Chairman of the Board of Directors. The Chairman of the Board of Directors support services agreement was effective through June 30, 2011 and provided for monthly compensation in the amount of CDN$25,000. During the three and nine months ended September 30, 2011, an amount of nil and CDN$150,000, respectively, was recorded with respect to the support services agreement.

13 -   FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

The fair value of the Company’s senior subordinated notes was $93.8 million as of September 30, 2012 ($113.4 million as of December 31, 2011). See Note 9 for more information relating to the redemption of senior subordinated notes.

The Company’s forward foreign exchange rate contracts carrying amounts and fair values were nil and a liability of approximately $13,000 for the reporting periods ended September 30, 2012 and December 31, 2011, respectively. The interest rate swap agreement expired on September 22, 2011.

The methods and assumptions used to determine the estimated fair value of each class of financial instruments have not changed during the reporting period.

The terms and conditions of foreign exchange contracts designated as cash flow hedges and the Company’s foreign exchange risk policy and related management strategies are presented in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2011.

During the interim reporting period, there were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments, nor were there any changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

During the three months ended September 30, 2011, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of three forward foreign exchange rate contracts in the three months ended September 30, 2011 (the “Terminated Contracts”), which were scheduled to settle on August 2, 2011, September 1, 2011, and October 3, 2011, representing the Company’s hedging of inventory purchases during the months of July, August and September 2011. As at September 30, 2011, all inventory purchases covered under these Terminated Contracts were sold and consequently were included in the determination of net earnings for the three and nine months ended September 30, 2011.

Accordingly, included in the Company’s consolidated earnings (loss) for the three months ended September 30, 2011 are $0.6 million under the caption Cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and $0.3 million, under the caption Other (income) expense, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate its designation of these specific hedging relationships.

14 -   POST REPORTING EVENTS

No adjusting or significant non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization with the exception of the items discussed below.

On October 16, 2012, the Company prepaid in full a $1.9 million note secured by its Danville, Virginia, facility which was originally due July 1, 2013.

On November 1, 2012, the Company entered into a ten-year real estate secured term loan (the “Real Estate Loan”) of $16.6 million. The Real Estate Loan bears interest at a rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the Real Estate Loan will bear interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points determined by the Debt to EBITDA ratio as defined in the loan agreement. The Real Estate Loan requires monthly payments of principal of $138,125 plus accrued interest, with the first payment due on December 1, 2012 and the last payment due on November 1,

2022. The Real Estate Loan contains two financial covenants, the first of which is a leverage ratio of not greater than 4.0 to 1.0, determined at the end of each fiscal month as the ratio of Debt at the last day of such fiscal month to EBITDA for the twelve months then ending. The second financial covenant ratio is to maintain a fixed charge ratio determined at the end of each fiscal month of at least 1.1 to 1.0 for the period of twelve fiscal months then ended. The loan is secured by certain of the Company’s real estate.

On October 29, 2012, the Company announced the redemption, at par value, of an additional $55.0 million aggregate principal amount of its outstanding 8.5% senior subordinated notes due August 2014. The redemption of $55.0 million of the senior subordinated notes will occur on December 13, 2012. The Company will finance the redemption with its cash flows from operations combined with funds available under the ABL and proceeds from the Real Estate Loan.